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FORM 4                                                      OMB APPROVAL
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                                                    OMB Number:        3235-0287
                                                    Expires:    January 31, 2005
                                                    Estimated average burden
                                                    hours per response.......0.5
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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                Filed pursuant to Section 16(a) of the Securities
            Exchange Act of 1934, Section 17(a) of the Public Utility
                 Holding Company Act of 1935 or Section 30(f) of
                       the Investment Company Act of 1940

|_| Check this box if no longer
    subject to Section 16. Form
    4 or Form 5 obligations may
    continue.  See  Instruction
    1(b)

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1. Name and Address of Reporting Person*

  Hernandez         Bruce
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   (Last)           (First)           (Middle)

c/o Waller-Sutton Management Group, Inc.
Five Tower Bridge
300 Barr Harbor Dr., Suite 720
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                 (Street)

 West Conshohocken   PA               19428
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   (City)         (State)             (Zip)
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2. Issuer Name and Ticker or Trading Symbol

  Choice One Communications, Inc. (CWON)
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Day/Year

  January 2003
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5. If Amendment, Date of Original (Month/Day/Year)

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6. Relationship of Reporting Person to Issuer (Check all applicable)

    _X_   Director                       _____   10% Owner

    ___   Officer (give title below)     _____   Other (specify below)

  Chairman & Chief Executive Officer
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7. Individual or Joint/Group Filing (Check applicable line)

    _X_  Form Filed by One Reporting Person

   _____ Form Filed by More than One Reporting Person
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Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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
                                                                               5. Amount
                                                                                  of Securities
                                                                                  Beneficially     6. Ownership     7. Nature
                                   3. Transaction  4. Securities Acquired         Owned at End        Form: Direct     of Indirect
                2. Transaction        Code            (A) or Disposed of (D)      of Issuer's         (D) or           Beneficial
1. Title of        Date               (Instr. 8)      (Instr. 3, 4 and 5)         Fiscal Year         Indirect (I)     Ownership
   Security        (Month/Day/Year)   ----------------------------------------------------------------------------------------------
   (Instr. 3)                         Code     V      Amount  (A) or (D) Price    (Instr. 3 and 4)    (Instr. 4)       (Instr. 4)
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

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

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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
4(b)(v).
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SEC 1474 (7-96)                                                           (Over)
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

FORM 4 (continued)

  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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1. Title of     2. Conversion  3. Transaction  4. Transaction  5. Number of       6. Date Exercisable     7. Title and Amount of
   Derivative      or             Date            Code            Derivative         and Expiration Date     Underlying Securities
   Security        Exercise       (Month/         (Instr. 8)      Securities         (Month/Day/Year)        (Instr. 3 and 4)
   (Instr. 3)      Price of       Day/Year)                       Acquired (A)
                   Derivative                                     or Disposed of
                   Security                                       (D) (Instr. 3,
                                                                  4,and 5)
                                               -------------------------------------------------------------------------------------
                                                  Code      V     (A)        (D)    Date        Expiration     Title    Amount or
                                                                                    Exer-       Date                    Number of
                                                                                    cisable                             Shares
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
Stock Option     $0.24          1/22/03             A           125,000(1)          1/22/04(2)  1/22/13       Common    125,000
(Right to Buy)                                                                                                Stock

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
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                    8. Price         9. Number of      10. Ownership of   11. Nature of
                       of               Derivative         Derivative         Indirect
                       Derivative       Securities         Security:          Beneficial
                       Security         Beneficially       Direct (D)         Ownership
                       (Instr. 5)       Owned at End       or Indirect        (Instr. 4)
                                        of Year            (I) (Instr. 4)
                                        (Instr. 4)
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
                                        145,000(3)          D(3)

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

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Explanation of Responses:

(1) Options to purchase shares of Issuer's common stock granted under its 1999 Director Stock Option Plan.
(2) These shares vest over a four year period such that 25% of the grant may vest upon each year anniversary of the grant.
(3)   See attached.

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.

   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

              /s/ Bruce Hernandez                 January 22, 2003
              ------------------------            -----------------
              Bruce Hernandez                     Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                 SEC 1474 (7/96)

Reporting Person: Hernandez, Bruce
Issuer Name: Choice One Communications, Inc. (CWON)

Statement for: January 2003

(3) Reporting Person disclaims beneficial ownership of all of the securities reported. Reporting Person was initially appointed as a director pursuant to Waller-Sutton Media Partners, L.P.'s ("Waller-Sutton") right to nominate a director to the Issuer. Reporting Person has agreed to hold for the benefit of or cause to be issued directly to, or to be assigned to, Waller-Sutton any securities which he might otherwise be entitled to receive from a portfolio company in which Waller-Sutton invests. The Issuer is a portfolio company in which Waller-Sutton has invested. Accordingly Waller-Sutton is the beneficial owner of the securities reported.